Exhibit 19
Insider Trading Policy

(Updated as of April 19, 2018)

Choice Hotels International, Inc. and its subsidiaries (Choice) have adopted the following policy with respect to trading of Choice securities by its associates. For purposes of this policy, the term "associate" includes all Choice employees, directors, contract staff and consultants.

Choice has designed this policy in order to promote compliance with federal and state securities laws and to protect Choice, as well as its associates, from the very serious liabilities and penalties that can result from violations of these laws. Each associate is responsible for ensuring that he or she does not violate federal or state securities laws or Choice's policy concerning securities trading.

Any questions with regard to this policy, its use and/or administration, should be directed to Choice's Legal Department, specifically the General Counsel or the Chief Compliance Officer. Determinations under and interpretations of this policy by the Legal Department shall be final.

Who is Covered?
The prohibition against trading on the basis of material nonpublic information applies to all associates. The restrictions also apply to entities controlled by associates as well as an associate's family members and other persons living in an associate's household. In any action brought under the insider trading laws there is a presumption that trading by family members (including children away at school) is based on information the insider supplied, and that any such transactions will be treated as though the insider had traded himself or herself.

Associate Responsibility for Covered Individuals under this Policy
Associates are held responsible for their own compliance as well as that of entities they control and their family members and personal household.

What is Trading?
Trading includes purchases and sales of stocks, bonds, debentures, options, puts, calls and other similar securities or standing orders for purchases or sales at specific prices. Transactions that may be justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to this policy. Trading may also include transactions involving stock options, 401(k) and Non-Qualified Plans or Employee Stock Purchase Plan as described in Trading under Company Plans. The simple exercise of a stock option (where the acquired stock is held and not sold), however, is not a "trade," and therefore, is not subject to this policy. Transfers, including gifts, may constitute trading in certain circumstances. If you have any questions as to whether a proposed transfer or transaction constitutes trading under this policy, contact Choice’s Legal Department.

What is "Insider Trading"?
Federal securities laws prohibit buying, selling, or making certain other transfers of securities by persons who are aware of material information that is not generally known or available to the public. These laws also prohibit persons with material nonpublic information from disclosing this information to others who may trade. This type of prohibited conduct is generally referred to as "insider trading" and is illegal.

Prohibition on Insider Trading and Tipping
An associate may not trade in the stock or other securities of any entity if he or she is aware of material nonpublic information about the entity that he or she learned in the course of employment. This restriction on insider trading is not limited to trading in Choice securities. It includes trading in the securities of other entities, such as those that are customers or suppliers of Choice and those with which Choice may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to Choice may nevertheless be material to one of those other entities.

Associates also must not pass material nonpublic information onto others or recommend to anyone the purchase or sale of any securities while aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading whether or not the associate receives any benefit from the other person's actions.

Associate Responsibility for Insider Trading
Each associate has a responsibility for adhering to this policy and avoiding insider/improper trading or tipping. Therefore, the recommended course of action is for an associate to be conservative and exercise good judgment when trading securities. As noted above, associates are responsible for their own compliance as well as that of entities they control and their family members and personal household. When in doubt, please consult Choice’s Legal Department.

What is Material Nonpublic Information
Material Information
Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of Choice's stock is material. Common examples of information which could be material are:
•Quarterly or annual earnings information, including revenues, earnings before interest, taxes, depreciation and amortization (EBITDA), unit and room growth, revenue per available room (RevPAR), or similar metrics of Choice's performance;
•Projections of future earnings or losses, changes in such projections or other earnings guidance;
•Earnings that are inconsistent with the consensus expectations of the investment community;
•A special cash or stock dividend, any change in the regular cash dividend on Choice's common stock or the declaration of a stock split;
•A pending or proposed merger, acquisition, tender offer or acquisition or disposition of significant assets by Choice or any of its subsidiaries or involving any one of them;
•A change in senior management;
•Actual or threatened major litigation, or the resolution of such litigations;
•The gain or loss of a material franchisee, contract or significant customer or supplier;
•An upcoming offering of additional securities; and
•Financial or liquidity problems.
•A significant cybersecurity incident experienced by Choice and/or its franchise system;
Both positive and negative information can be material. Trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight. Thus, if there is doubt, questions concerning the materiality of particular information should be resolved in favor of materiality and trading should be avoided. Any questions should be directed to Choice's Legal Department.

Nonpublic Information
Nonpublic information (or inside information) is information that is not generally known or available to the public. Information is considered public only if it has been effectively disclosed through appropriate means, such as a press release or SEC filing and sufficient time has elapsed for it to be absorbed by the market (generally two business days).

Trading Under Choice Plans
A limited number of transactions that occur under Choice plans are not subject to the restriction on trading Choice securities as covered by this policy, as described below.

Equity Compensation Plans
The simple exercise of an associate stock option (where the stock acquired is held and not sold), or a grant or vesting of restricted stock or similar securities issued pursuant to a Choice incentive plan is not a "trade," and therefore, is not subject to this policy. In addition, the exercise of a tax withholding right pursuant to which an associate elects to have Choice withhold shares subject to an award to satisfy tax withholding requirements is not subject to this policy. However, the restrictions contained in this policy do apply to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating cash needed to pay the exercise price of an option or to satisfy tax obligations.

Gifts
A gift of shares to persons covered by this policy (family members and other persons living in an associate's household) is generally not considered to be a trade; however such recipient's sale of the gifted shares would be subject to this policy. Gifts to persons or entities not covered by this policy, including charitable gifts, should be voided when the donor is in possession of material non-public information or otherwise restricted from trading as set out in this policy as immediate sales of the gifted shares by the done could be viewed as attributable to material nonpublic information communicated by the donor. You must consult Choice’s Legal Department prior to making any gift during a time when you are not permitted to buy or sell Choice securities under this policy. Additional restrictions on gifts may apply to directors and Section 16 reporting officers, see below. These requirements are intended not to dissuade individuals from making charitable gifts but to establish appropriate procedures to be followed in making such gifts.

Special Rules for Members of the Board of Directors and Certain Associates
Quarterly Blackout Periods
Members of the Board of Directors (Directors) and certain other associates are more likely to have access to material nonpublic information about Choice because of their positions with Choice, and, therefore, their trades in Choice securities are more likely to be subject to scrutiny as a result. Accordingly, in addition to the trading restrictions set forth elsewhere in this policy, these individuals are prohibited from trading in Choice's securities during the period beginning on the 15th day of March, June, September and December and continuing throughout the end of the second business day following the public release of the quarterly or annual summary statements of earnings (Quarterly Blackout Periods).

A trading blackout also may be implemented with respect to certain associates or groups of associates from time to time while special projects material to Choice are contemplated or progressing. Special notifications by the Legal Department to affected persons will be given in each of these circumstances.

Choice prohibits trading in Choice securities during Quarterly Blackout Periods by:
•Directors;
•All officers of Choice and any associate who attends or is invited to attend Choice’s Executive Leadership Team meetings;
•Associates who are part of Choice's Finance or Legal Departments;
•Any associate who attends or is invited to attend any of Choice's Operating Committee meetings; and
•Other associates who may from time to time be notified by the Legal Department that he or she is subject to the Quarterly Blackout Periods due to his or her access to material nonpublic information.
Under unusual circumstances the Legal Department may make an exception if an associate can demonstrate that he or she is not in possession of material nonpublic information and it is determined that the transaction is not reasonably likely to raise the possibility or appearance that the associate traded while in possession of material nonpublic information.

No Trading Without Prior Approval
Directors and Section 16 reporting officers, in addition to complying with the restrictions otherwise set out in this policy, are permitted to engage in any transaction (including any gifts) in Choice securities only when the transaction has been pre-approved in writing by Choice’s Legal Department. From time to time Directors and Section 16 reporting officers may also be advised that no trading will be permitted until further notice.

If, upon requesting pre-approval, a Director or a Section 16 reporting officer is officially advised that he or she may engage in the transaction, the Director or Section 16 reporting officer has two business days following receipt of permission to complete the transaction, unless otherwise provided in the written pre-approval. If for any reason the transaction is not completed within the two business day period, clearance must be obtained again.

If, upon requesting pre-approval or otherwise, a Director or the Section 16 reporting officer is advised that Choice's securities may not be traded, the Director or the Section 16 reporting officer may not trade in Choice securities under any circumstances, nor may he or she inform anyone outside of Choice of the restriction. This trading restriction remains in effect until the Director or the Section 16reporting officer subsequently receives clearance to trade.

Pre-Arranged Trading Plans
Directors and senior Choice officers may consider establishing a SEC Rule 10b-5-1trading plan if he or she anticipates desiring to buy or sell Choice stock in the future. A Director or senior Choice officer may establish a trading plan only at a time when he or she would be permitted to buy or sell Choice stock under this policy. Choice requires Directors and senior Choice officers to receive prior written approval from Choice’s Legal Department before establishing a SEC Rule 10b-5-1 trading plan. Transactions made pursuant to a pre-approved SEC Rule 10b-5-1 trading plan will not be subject to Quarterly Blackout periods or prior approval requirements.

Restrictions on Short Sales, Speculative Trading, and Hedging Transactions; Pledging and Margin Accounts
Choice considers it improper and inappropriate for associates to engage in short-term or speculative transactions in Choice securities or in other transactions in Choice securities that may lead to inadvertent violations of the insider trading laws. Accordingly, an associate may not engage in short sales of Choice stock or transactions in publicly traded options such as puts, calls and other derivative securities. A short sale occurs when a person sells shares that he or she does not own (in effect, the person borrows shares for delivery to the buyer) or owns the shares sold but does not deliver those shares in the sale and instead delivers borrowed securities to the buyer (a short sale against the box). Option and other derivative positions that relate to hedging transactions are governed by the provision concerning hedging transactions in the following paragraph.

Associates that enter into hedging transactions with respect to Choice securities may reduce or eliminate the economic risks and rewards of ownership of the securities, and thereby create the appearance of such individuals having different objectives than Choice’s other shareholders. Such transactions include, but are not limited to, prepaid variable forwards, equity swaps, collars and exchange funds. As a result, associates are prohibited from entering into hedging transactions; provided that this prohibition shall not apply to Choice securities indirectly held by a Bainum family director so long as the Choice securities were not received as compensation and are held by entities in which the Bainum family director owns less than a 50% economic interest. For purposes of the foregoing, a “Bainum family director” means a director of the Company that is a lineal descendant of Stewart W. Bainum, Sr. or a spouse or adopted child of such descendants.

In addition, certain arrangements may limit an associate's control over a transaction and may result in a trade when the associate is aware of material, nonpublic information. Because of these risks an associate should exercise caution in establishing standing orders. Furthermore, associates (other than members of the Board of Directors) are prohibited from holding Choice securities in a margin account or pledging Choice securities as collateral for a loan.

Actions Upon Violation of this Policy
An individual who trades on the basis of material nonpublic information (or tips such information to others) may be subject to the following sanctions by the Securities and Exchange Commission (“SEC”) or other governmental agencies:
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine (no matter how small the profit) of up to $5,000,000.00: and,
•A jail term of up to twenty years.
In addition, any individual violating insider trading laws may be sued by any other investors who purchased or sold securities at the same time that the illegal insider trading occurred.

Moreover, if an associate violates this policy Choice may take its own disciplinary actions, up to and including dismissal for cause.

If Choice (as well as any supervisory associate) fails to take appropriate steps to prevent illegal trading, Choice and the supervisory associate may be subject to the following sanctions by the SEC or other governmental agencies:
•A civil penalty of up to the greater of $1,275,000.00 or three times the profit gained or the loss avoided as a result of the associate's violation; and,
•A criminal penalty of up to $25,000,000.00.
In addition, Choice may be subject to claims by other persons who purchased or sold securities at the same time.

Associate Responsibility
Each associate should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading or tipping rests with the associate. Each associate should be conservative and exercise good judgment in trading in Choice stock because of the risks and potential liability inherent in improper trading. When in doubt, please consult Choice’s Legal Department.

© 2001-2020. Choice Hotels International, Inc.
Last updated on April 20, 2018